PRICING SUPPLEMENT NO. AIG-FP-39 DATED OCTOBER 9, 2007 TO PROSPECTUS DATED JULY 13, 2007 AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007	FILED PURSUANT TO RULE 424(b)(2) REGISTRATION NOS. 333-106040; 333-143992
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
US DOLLAR ZERO COUPON NOTES DUE OCTOBER 11, 2011

Principal Amount: U.S.$16,405,000	Issue Date: October 11, 2007
Agents’ Discount or Commission: None	Maturity Date: October 11, 2011
Net Proceeds to Issuer: U.S.$13,548,714	Interest Rate: 0.00%
Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QCW6
Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations: U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof
The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Lehman Brothers Inc.	U.S.$16,405,000	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 82.58893% of principal amount, or U.S. $13,548,714 (the “Initial Amount”).
Payment at Maturity:
     On the Maturity Date, Issuer will pay to holders the aggregate principal amount of U.S. $16,405,000. If the Maturity Date is not a New York business day, such sum will be payable on the following New York business day (without any interest or other payment in respect of such delay).
Events of Default and Acceleration:
     In case an Event of Default with respect to the notes has occurred and is continuing, the aggregate amount payable to holders of notes, upon any acceleration permitted by the notes, will be equal to the Initial Amount, plus an amount equal to interest on the Initial Amount calculated at the rate of 4.84% per annum for the period from the Issue Date to the date on which the notes become due and payable, calculated on the basis of a 360 day year comprising 12 30-day months and compounded semi-annually.
     In case of default in payment of the notes, whether on the Maturity Date or upon acceleration, from and after that date, the notes will bear interest, payable upon demand of their holders, at the rate equal to 4.84% per annum, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the notes, to the date payment of that amount has been made or duly provided for.
Calculation Agent: AIG Financial Products Corp. (“AIG-FP”)
USE OF PROCEEDS
     We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
     These notes have been issued with Original Issue Discount (“OID”), as defined by Section 1273 of the Internal Revenue Code of 1986, as amended. The amount of OID on each note $1,000 of notes is $174.1107. The issue date of the notes is October 11, 2007. The yield to maturity on the notes is 4.84%.
     Prospective investors should refer to the discussion under “United States Taxation” in the accompanying prospectus supplement for more information on OID and a discussion of the other material consequences of owning the notes.
ERISA CONSIDERATIONS
     The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
GENERAL INFORMATION
     The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Certain U.S. Federal Income Tax Consequences” and “ERISA Considerations” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
     We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets. Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.